Exhibit 99.1

ROGERS COMMUNICATIONS ANNOUNCES THE PASSING OF ALAN HORN

Toronto, ON (January 16, 2023) – It is with profound sadness that Rogers Communications Inc. announces the passing of Alan D. Horn, devoted company executive, and member of the Board of Directors.

“Alan was one of the most devoted and astute leaders I have ever worked with,” said Edward Rogers, Chairman, Rogers Communications. “He’s made immeasurable contributions to the company over the past 30 years and for that, we are forever grateful. He not only served as a confidante to Ted, and a trusted advisor to the Board, he was a mentor and a friend to me.”

Alan joined Rogers in 1990, after working as a tax consultant to Ted Rogers for over 10 years. He worked in a variety of roles, including Chief Financial Officer from 1996 to 2006 and Chair of the Board from 2006 to 2017. He also served as Interim President and Chief Executive Officer from October 2008 to March 2009 and from October 2016 to April 2017. He remained on the Board and served as President and Chief Executive Officer of Rogers Telecommunications Limited.

During his tenure, he substantially strengthened the company’s balance sheet, turned the company’s debt from junk bond to investment grade status, brought the Rogers operating companies under one public stock, introduced a dividend program and played an integral role on many transformative acquisitions. He acted as a stabilizing force after the passing of Ted Rogers and helped set the company up for future growth.

“Alan played an integral role in the success of Rogers over the past three decades,” added Rogers. “He has been a key steward of the company, and Rogers is much stronger thanks to his leadership. We will miss his sharp mind and wise counsel.”

The Board of Directors and all Rogers employees express their deepest condolences to his wife Ruth, daughter Susan, and the rest of the Horn family. To recognize his contributions, the company will make a donation in his honour.

About Rogers Communications Inc. Rogers is a leading Canadian technology and media company that provides communications services and entertainment to consumers and businesses. Rogers shares are publicly traded on the Toronto Stock Exchange (TSX: RCI.A and RCI.B) and on the New York Stock Exchange (NYSE: RCI). For more information, please visit: rogers.com.

For more information

media@rci.rogers.com

1-844-226-1338